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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                    Under the Securities Exchange Act of 1934
                             Amendment No. 5 (final)

                          Krupp Realty Fund, Ltd. - III
                            (Name of Subject Company)
                        KRF3 Acquisition Company, L.L.C.,
                            KRF Company, L.L.C., and
                    The Krupp Family Limited Partnership - 94
                                    (Bidders)


                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)


                               Scott D. Spelfogel
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385

                                 with a copy to:
                                 James M. Dubin
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
            (Name, Address and Telephone Number of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)

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                                                                               2

1. Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

                  KRF3 Acquisition Company, L.L.C.

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) [ ]
                                                                         (b) |X|

3.       SEC Use Only

4.       Sources of Funds (see instructions)

                  AF

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  [ ]

6.       Citizenship or Place of Organization

                  Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  Pursuant to the tender offer the Reporting Person acquired beneficial ownership of 10,380 Units.

8.       Check if the Aggregate Amount in Row (7) Excludes Certain Shares    [ ]
         (See Instructions)

9.       Percent of Class Represented by Amount in Row (7)

                  41.5%

10.      Type of Reporting Person (See Instructions)

                  OO

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                                                                               3

CUSIP No. 501128 10 2

11. Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

                  KRF Company, L.L.C.

12.      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) [ ]
                                                                         (b) |X|
13.      SEC Use Only

14.      Sources of Funds (see instructions)

                  AF

15.      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  [ ]

16.      Citizenship or Place of Organization

                  Delaware

17.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  Pursuant to the tender offer the Reporting Person indirectly acquired beneficial ownership of 10,380 Units.

18.      Check if the Aggregate Amount in Row (7) Excludes Certain Shares    [ ]
         (See Instructions)

19.      Percent of Class Represented by Amount in Row (7)

                  41.5%

20.      Type of Reporting Person (See Instructions)

                  OO

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                                                                               4

CUSIP No. 501128 10 2

1. Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

                  The Krupp Family Limited Partnership-94

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) [ ]
                                                                         (b) |X|

3.       SEC Use Only

4.       Sources of Funds (see instructions)

                  WC

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  [ ]

6.       Citizenship or Place of Organization

                  Massachusetts

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  Pursuant to the tender offer the Reporting Person indirectly acquired beneficial ownership of 10,380 Units.

8.       Check if the Aggregate Amount in Row (7) Excludes Certain Shares    [ ]
         (See Instructions)

9.       Percent of Class Represented by Amount in Row (7)

                  41.5%

10.      Type of Reporting Person (See Instructions)

                  PN

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                                                                               5

         This Amendment No. 5, dated June 23, 1999 (the "Amendment"), to the Tender Offer Statement on Schedule 14D-1 originally filed by KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and The Krupp Family Limited Partnership-94 with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999, Amendment No. 2 thereto dated May 28, 1999, Amendment No. 3 dated June 4, 1999 and Amendment No. 4 thereto dated June 11, 1999 (collectively, the "Schedule"). This Amendment constitutes the final amendment to the Schedule pursuant to instruction D of Schedule 14D-1 and also constitutes the statement on Schedule 13D of the Purchaser.

         This Amendment and the Schedule relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999 and Supplement No. 2 to the Offer to Purchase, dated as of June 11, 1999 (collectively, the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, as amended (which together constitute the "Offer").

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule or in the Offer to Purchase.

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Item 6.           Interest in Securities of the Subject Company

         Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

         On June 23, 1999 the Purchaser announced that it had completed its Offer to acquire any and all Units for $550 per Unit in cash, less the aggregate amount of Partnership distributions, if any, made after May 14, 1999, without interest. The Offer expired as scheduled at 12:00 midnight, New York City time, on June 18, 1999.

         The Purchaser has been informed by the Depository that 10,380 Units, representing approximately 41.52% of all the issued and outstanding Units, have been tendered and not withdrawn prior to the Expiration Date. The Purchaser intends to pay promptly for the Units tendered and accepted for payment pursuant to the Offer.

         The full text of the Purchaser's press release announcing completion of the Offer and the acceptance of tendered Units is set forth in exhibit (a)(15) hereto and is incorporated by reference herein.

Item 11.          Material to Be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits thereto:

                  (a)(15) Press Release dated June 23, 1999

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:  June 23, 1999


                              KRF3 Acquisition Company, L.L.C.

                                   By:  KRF Company, L.L.C.,
                                        its sole member

                                        By:  The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                                  By:   /s/ Douglas Krupp
                                                       ------------------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner

                              KRF Company, L.L.C.

                                        By:  The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                                  By:  /s/ Douglas Krupp
                                                       ------------------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner

                              The Krupp Family Limited Partnership-94


                                                  By:  /s/ Douglas Krupp
                                                       ------------------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner

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                                  EXHIBIT INDEX



Exhibit No.              Description
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(a)(15)                  Press Release dated June 23, 1999